SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 13, 2004

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Enclosures:

•	A press release dated October 11, 2004 announcing STMicroelectronics' participation in China's open-source computing initiative.

•	A press release dated October 12, 2004 announcing the signing of an agreement to form a joint venture with HDIC.

PR No. T1534H

STMicroelectronics to Participate in China’s
Open-Source Computing Initiative

Leading chipmaker chosen as partner in Chinese Open Platform Initiative; ST to co-develop hardware/software platform, based on Linux, for use in servers, PCs and mobile terminals

Geneva, October 11, 2004 - An agreement signed in Beijing on October 9 between the Chinese Ministry of Science and Technology (MOST) and CEA, the French Atomic Energy Commission, in association with Bull and STMicroelectronics (ST) makes ST the first global semiconductor manufacturer to become a partner in the Chinese Open Platform Initiative, which is developing a new computing platform based on Linux open-source software. Under the terms of the agreement, ST will work closely with Chinese, French, and other partners to develop low-cost, high-performance hardware/software platforms that pave the way for a complete chain of compatible open-source systems, from servers to mobile terminals and consumer appliances.

An ‘Open-source system’ is one in which the source code of the software and a detailed technical description of the interfaces to the hardware are both available to the general public for use and, in the case of the software, modification and redistribution. Open-source systems tend to be less expensive and more reliable than proprietary systems and are better suited to being maintained and improved by a community of collaborators. China has been a strong advocate of open-source platforms for many years and has already adopted Linux as a standard. ST has already developed consumer and mobile platforms running Linux, such as its award-winning(1) Nomadik mobile platform, and is strongly positioned to play a key role in the development of new open-source platforms enabling the development of new mobile and distributed applications.

The agreement between MOST and ST-CEA-Bull follows an earlier MOU (memorandum of understanding) between the French and Chinese Governments to build a wide-ranging technical cooperation that addresses both the immediate local requirements of the Chinese market and the broader global movement towards low-cost but high-performance open-source platforms. Within this framework, ST will be working closely with CEA and Bull, as well as with existing and future Chinese partners.

“What we bring to this program is a complete portfolio of technologies and applications,” said Philippe Geyres, Corporate Vice President and General Manager of the Consumer and Microcontrollers Group at STMicroelectronics. “ST has all of the design and manufacturing resources required for China’s immediate needs and the worldwide presence that can support this important initiative that will help to bridge the Digital Divide by making PCs more affordable throughout the world.”

“MOST welcomes ST’s commitment to this multinational program that will make an important contribution both to the immediate growth of the Chinese IT, telecom and consumer industries and to the global proliferation of open-source platforms,” said Li Wuqiang, Deputy Director General of MOST High and New Technology Development & Industrialization Department.

According to the latest figures from independent market analyst Gartner Dataquest, ST is the second largest supplier of semiconductor devices to the Chinese market. The Company operates one of China’s most advanced semiconductor assembly and test plants in Shenzhen and currently employs more than 2,500 people in China. In addition, ST has established R&D and product-development alliances with Chinese universities, research institutes, and manufacturing enterprises through which it has developed particular expertise in developing customized solutions for the burgeoning Chinese electronics market, especially in next-generation communications, and consumer products.

“We are proud that ST has been invited to play a key role in one of the world’s most exciting strategic IT programs, said Philippe Geyres. “This agreement will help increase the strong presence we have already established in the Chinese market.”

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company’s net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.

Notes for Editors
(1)     The STn8800 Nomadik processor, which won the 2004 Microprocessor Report Analysts’ Choice Award for Best Application Processor of the Year, is the foundation for third-generation mobile phones and personal digital assistants capable of playing music, taking pictures, recording video, and hosting two-way video communication in real time.

For further information, please contact:

Media Relations	Investor Relations

Maria Grazia Prestini Director, Corporate Media Relations STMicroelectronics Tel: +41.22.929.6945	Benoit de Leusse Director, Investor Relations STMicroelectronics Tel: +41.22.929.5812	Fabrizio Rossini Senior Manager, Investor Relations STMicroelectronics Tel: +41.22.929.6973

Lorie Lichtlen / Nelly Dimey Financial Dynamics Paris Tel: +33.1.47.03.68.10	Nancy Levain LT Value Tel: +33.01.55.27.15.88

PR No. T1535P

STMicroelectronics and HDIC Establish China JV for
Digital TV Software

Geneva, October 12, 2004 – STMicroelectronics (NYSE: STM), one of the world’s leading semiconductor manufacturers and the largest vendor of ICs for digital Set-Top Boxes (STBs)1 and integrated Digital Television (iDTV), today announced it has signed an agreement to form a joint venture with HDIC, a company of the prestigious Shanghai Jiaotong University that develops technologies for digital TV. The joint venture, 65% owned by ST, will initially consist of about 20 people, and will be based in Shanghai, China. HDIC will contribute its existing MBT System Technology of TV Middleware for the Chinese market, which it has been developing for many years, as well as head-end software for TV operators.

Under the direction of CTO Dr. Hongtao Liao, the joint venture will develop, market, and sell middleware software for digital TV and STB for both the Chinese and worldwide markets. Dr. Liao, who spent many years in Europe in charge of various technology developments before relocating to China, is a leading expert in DTV (Digital TV) software.

Although primarily focused on the Chinese DTV market, the JV will also develop non-Chinese versions of middleware, such as OCAP (Open Cable Access Platform) for the US market and MHP (Multimedia Home Platform) for European markets.

“This is a significant agreement both for ST and HDIC,” said Jean-Yves Gomez, General Manager of ST’s TV Division. “We believe that the combination of ST’s top position in digital entertainment and HDIC’s leadership position in Chinese DTV technology will allow ST to expand its influential position in Digital Consumer and, in particular, in the booming Chinese market.”

“HDIC has developed, over many years, broad expertise in the research and development of DTV technology. We are delighted to establish this cooperation with ST, a world-renowned company in the DTV industry, so that we may work together to bring new and varied solutions to the DTV market,” said Sun Jun, General Manager of HDIC.

Subject to applicable regulatory approvals, the JV should start operations by end 2004.

1Source: IDC, September 2004

About HDIC
Shanghai High Definition Digital Innovation Ltd is a leading design house of DTV broadcasting and consumer electronic solutions. The company has spent more than 10 years in DTV research and development. Its flagship Java-based DTV MBT middleware solution offers hardware-independence, openness and flexibility to its interactive customers.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company’s net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com

For further information, please contact:

At HDIC

Wang Yao
Public Relations Manager
Tel: +86 215426 3082 ext 8105
email: yaowang@cdtv.org.cn

At STMicroelectronics

Media Relations	Investor Relations

Maria Grazia Prestini Director, Corporate Media Relations STMicroelectronics Tel: +41.22.929.6945	Benoit de Leusse Director, Investor Relations STMicroelectronics Tel: +41.22.929.5812	Fabrizio Rossini Senior Manager, Investor Relations STMicroelectronics Tel: +41.22.929.6973

Lorie Lichtlen / Nelly Dimey Financial Dynamics Paris Tel: +33.1.47.03.68.10	Nancy Levain LT Value Tel: +33.01.55.27.15.88

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 13, 2004		By: /s/ PASQUALE PISTORIO

	Name:	Pasquale Pistorio
	Title:	President and Chief Executive Officer

Enclosures:

•	A press release dated October 11, 2004 announcing STMicroelectronics' participation in China's open-source computing initiative.

•	A press release dated October 12, 2004 announcing the signing of an agreement to form a joint venture with HDIC.